Exhibit 99.5

925 Broadbeck Dr., Suite 220 Thousand Oaks, California 91320 Phone: (805) 484-3613 TSX ticker symbol; KEI NASDAQ ticker symbol; KGEI

For Immediate Release

KOLIBRI GLOBAL ENERGY INC. ANNOUNCES ANOTHER RECORD FOR ITS HIGHEST QUARTERLY REVENUE OF $22.5 MILLION WITH A 46% PRODUCTION INCREASE AND A 197% NET INCOME INCREASE FOR THE SECOND QUARTER OF 2026

THOUSAND OAKS, CALIFORNIA, August 13, 2026

All amounts are in U.S. Dollars unless otherwise indicated:

SECOND QUARTER HIGHLIGHTS

●	Revenue, net of royalties was $22.5 million in the second quarter of 2026 compared to $10.8 million for the second quarter of 2025, an increase of 109% due to a 46% increase in production and a 41% increase in average prices
●	Average production for the second quarter of 2026 was 4,690 BOEPD, an increase of 46% compared to the second quarter of 2025 average production of 3,220 BOEPD. The increase was primarily due to production from the wells that were drilled and completed in the last half of 2025
●	Net income in the second quarter of 2026 was $8.5 million and basic EPS was $0.24/share, compared to $2.9 million and basic EPS of $0.08/share in the second quarter of 2025. The 197% increase was due to higher revenues, partially offset by higher operating expense and depletion expense due to the higher production and realized losses on commodity contracts in 2026
●	Adjusted EBITDA(1) was $16.4 million in the second quarter of 2026 compared to $7.7 million in the second quarter of 2025, an increase of 114% due to higher revenues partially offset by higher operating expenses and realized losses on commodity contracts in 2026
●	Average netback from operations(2) for the second quarter of 2026 was $43.92/BOE, an increase of 48% from the prior year second quarter of $29.66/BOE due to higher average prices partially offset by higher operating costs per BOE
●	Production and operating expense per barrel averaged $8.90 per BOE in the second quarter of 2026 compared to $7.15 per BOE in the second quarter of 2025, an increase of 24%. The increase was primarily due to workover costs on a non-operated well which was $0.59 per BOE in the second quarter of 2026. The increases were also due to temporary higher water hauling volumes from wells offsetting the wells that were fracked at the end of 2025 and thus resulted in higher water hauling costs compared to the prior year period
●	At June 30, 2026, the Company had $30.5 million of available borrowing capacity on its credit agreement. In May 2026, the credit facility was redetermined and the borrowing capacity was increased from $65 million to $75 million

(1)	Adjusted EBITDA is considered a non-GAAP measure. Refer to the section entitled “Non-GAAP Measures” of this earnings release.
(2)	Netback from operations is considered a non-GAAP ratio. Refer to the section entitled “Non-GAAP Measures” of this earnings release.

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Management will host an earnings conference call for investors this morning at 9:00 a.m. Pacific time to discuss the Company’s results and host a Q&A session. Interested parties are invited to participate by calling: 1-833-890-5570 or for international callers: 1-412-502-9708. Please request to be joined to the Kolibri Global Energy Inc. call.

Kolibri’s President and Chief Executive Officer, Wolf Regener commented:

“We are excited to announce another Company record for highest quarterly revenue of $22.5 million which was an increase of 109% compared to the prior year quarter. Continuing to execute the Company’s strategy of growing production by converting our reserves into producing wells resulted in a 46% production increase. We also benefited from an increase in average prices of 41% in the second quarter of 2026 compared to the prior year quarter. We generated Adjusted EBITDA(1) of $16.4 million which was a 114% increase from the prior year quarter.

“The Company has just completed drilling the last of the three Clifton Mack wells and expects to begin fracture stimulation operations this month with production expected during the end of the third quarter. As we previously disclosed, the geologic conditions in this area required additional casing strings, which increased the cost of these wells compared to our standard Caney well design. We believe the pressures we encountered are supportive of potential high production rates from these wells. The geologic conditions that were encountered in this southwest corner of our acreage position appear to be isolated to this area, and we anticipate using our normal Caney well design on future Caney wells.

“As we recently announced, we revised our strategy to target additional benches in our field while we continue to develop the lower Caney as we have in the past. We are excited to begin drilling the Lovina 8-5-1HF well, which will test the False Caney bench and will also be our first 2 mile lateral well. Successful results in these additional benches will have the potential to add many future drilling locations which would increase our reserves and thus value for our shareholders.”

	Second Quarter			First Six Months
	2026	2025	%	2026	2025	%

Net Income	$8,470	$2,853	197%	$12,497	$8,618	45%
Net income per basic common share	$0.24	$0.08	200%	$0.35	$0.24	46%
Net Income per diluted common share	$0.23	$0.08	188%	$0.35	$0.24	46%

Capital Expenditures	$21,670	$16,898	28%	$23,542	$26,851	(12)%

Adjusted EBITDA	$16,434	$7,681	114%	$31,252	$20,501	52%

Average Production (Boepd)	4,690	3,220	46%	4,688	3,646	29%
Average Price per Barrel	$66.50	$47.06	41%	$62.51	$52.75	19%
Average Netback from operations(2) per Barrel	$43.92	$29.66	48%	$41.18	$34.05	21%
Average Netback including commodity contracts(2) per Barrel	$41.21	$29.79	38%	$39.48	$34.11	16%

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	June 30, 2026	March 31, 2026	December 31, 2025
Cash and Cash Equivalents	1,635	2,692	2,797
Working Capital	(14,082)	(5,082)	(12,573)
Borrowing Capacity	30,542	16,542	15,542

(1)	Adjusted EBITDA is considered a non-GAAP measure. Refer to the section entitled “Non-GAAP Measures” of this earnings release.
(2)	Netback from operations and netback including commodity contracts are considered non-GAAP ratios. Refer to the section entitled “Non-GAAP Measures” of this earnings release.

Second Quarter 2026 versus Second Quarter 2025

Oil and gas gross revenues totaled $28.4 million in the quarter versus $13.8 million in the second quarter of 2025, an increase of 106%. Oil revenues increased $14.0 million or 117% as average oil prices increased by 53% and oil production increased by 42%. Natural gas revenues decreased $0.8 million or 99%. In the second quarter of 2026, the Company’s gas purchaser reassessed prior period production quantities from natural gas to NGL production, which reduced natural gas production by 368 MCFPD and reduced natural gas gross revenue by $0.3 million. Natural gas liquids (NGLs) revenues increased $1.4 million or 139% as NGL production increased 96%. In the second quarter of 2026, the Company’s gas purchaser reassessed prior period production quantities from natural gas to NGL production which increased NGL production by 355 BOEPD and increased NGL gross revenue by $0.7 million.

Average production for the second quarter of 2026 was 4,690 BOEPD, an increase of 46% compared to the second quarter of 2025 average production of 3,220 BOEPD due primarily to production from the wells that were drilled in 2025. Second quarter production also increased by 294 BOEPD from reassessed prior period volume adjustments made by the Company’s gas purchaser which increased NGL production by 355 BOEPD and decreased natural gas production by 61 BOEPD for the second quarter of 2026. Second quarter production was reduced due to the temporary shut-in of the three Alicia Renee wells for approximately 30 days during the quarter. The shut-ins were implemented as a precautionary measure due to the close proximity of the Clifton Mack drilling. Prior to being shut in, the three wells were producing at a combined average rate of approximately 860 BOEPD. The Alicia Renee wells are currently expected to resume production once completion operations on the Clifton Mack wells are complete.

Oil made up 64% of the production mix in the second quarter of 2026 compared to 66% for the same period in 2025. The 64% oil mix in the second quarter was due to the reassessed prior period production quantities, which increased NGL production and reduced natural gas production, that was recorded in April 2026. In May and June 2026, the oil mix was 70%.

Production and operating expenses for the second quarter of 2026 were $3.4 million compared to $1.7 million in the prior year comparable period. The increase was due to higher production compared to the prior year quarter and also due to workover costs on a non-operated well, which totaled $0.3 million in the second quarter of 2026. The increases were also due to temporary higher water hauling volumes from wells offsetting the wells that were fracked at the end of 2025 resulting in higher water hauling costs compared to the prior year period.

General and administrative expenses for the second quarter of 2026 were $1.6 million compared to $1.4 million for the second quarter of 2025, an increase of 12%. The increase was due to higher consulting and legal costs in 2026 compared to the prior year quarter.

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Finance income increased $1.6 million in the second quarter of 2026 compared to the prior year second quarter due to higher unrealized gains on commodity contracts in 2026.

Finance expense increased $1.7 million in the second quarter of 2026 compared to the prior year second quarter due to a realized loss on commodity contracts of $1.2 million in the second quarter of 2026 and higher interest expense as a result of an increase in the outstanding bank loan balance in 2026.

FIRST SIX MONTHS 2026 HIGHLIGHTS

●	Revenue, net of royalties was $42.1 million in the first six months of 2026 compared to $27.2 million for first six months of 2025, an increase of 55%, due to a 29% increase in production and a 19% increase in average prices
●	Average production for the first six months of 2026 was 4,688 BOEPD, an increase of 29% compared to the first six months of 2025 average production of 3,646 BOEPD. The increase is due to production from the wells that were drilled and completed in 2025
●	Net income in the first six months of 2026 was $12.5 million and basic EPS was $0.35/share compared to $8.6 million and basic EPS of $0.24/share in the first six months of 2025. The increase was due to higher revenue partially offset by higher operating expense and depletion expense from the increase in production and interest expense and realized losses on commodity contracts in 2026
●	Adjusted EBITDA(1) was $31.3 million in the first six months of 2026 compared to $20.5 million in the first six months of 2025. The increase was due to the increase in revenue partially offset by higher operating expenses and realized losses on commodity contracts in 2026
●	Production and operating expense per barrel averaged $8.45 per BOE in the first six months of 2026 compared to $7.11 per BOE in the first six months of 2025, an increase of 19%. The increase was primarily due to workover costs on a non-operated well, as well as a smaller amount due to the Company’s gas purchaser reassessing prior year gathering and processing fees, which together totaled $0.5 million in the first six months of 2026. The increases were also due to temporary higher water hauling volumes from wells offsetting the wells that were fracked at the end of 2025 and thus resulted in higher water hauling costs compared to the prior year period
●	Average netback from operations(2) for the first six months of 2026 was $41.18/boe, an increase of 21% from the prior year period of $34.05/boe. The increase was due to higher prices in 2026 compared to the prior year partially offset by higher operating expense

(1)	Adjusted EBITDA is considered a non-GAAP measure. Refer to the section entitled “Non-GAAP Measures” of this earnings release.
(2)	Netback from operations and netback including commodity contracts are considered non-GAAP ratios. Refer to the section entitled “Non-GAAP Measures” of this earnings release.

First Six Months of 2026 versus First Six Months of 2025

Oil and gas gross revenues totaled $53.0 million in the first six months of 2026 versus $34.8 million in the first six months of 2025, an increase of 52%. Oil revenues increased $17.8 million or 59% as average oil prices increased by 22% and production increased by 30%. Natural gas revenues decreased $0.6 million or 26% as average natural gas prices decreased by 23% and natural gas production decreased by 4%. NGL revenues increased $1.0 million or 38% as NGL production increased by 52% partially offset by a decrease in average NGL prices of 9%.

Average production for the first six months of 2026 was 4,688 BOEPD, an increase of 29% compared to the first six months 2025 average production of 3,646 BOEPD. The increases are due to production from the wells that were drilled and completed in 2025.

Production and operating expense was $6.3 million in the first six months of 2026 compared to $4.0 million for the same period of 2025, an increase of 59%. The increase was due to higher production compared to the prior year quarter and also due to workover costs on a non-operated well which totaled $0.5 million in the first six months of 2026. The increases were also due to temporary higher water hauling volumes from wells offsetting the wells that were fracked at the end of 2025 and thus resulted in higher water hauling costs compared to the prior year period.

Finance income decreased by $0.5 million for the first six months of 2026 due to realized and unrealized gains on commodity contracts in the first six months of 2025.

Finance expense decreased $3.1 million in the first six months of 2026 compared to the prior year comparable period due to realized and unrealized losses on commodity contracts in 2026 and higher interest expense as a result of an increase in the outstanding bank loan balance in 2026.

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KOLIBRI GLOBAL ENERGY INC.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited, Expressed in Thousands of United States Dollars)

	June 30	December 31
	2026	2025
Current Assets
Cash and cash equivalents	$1,635	$2,797
Accounts receivables and other receivables	9,358	8,070
Deposits and prepaid expenses	928	769
Fair value of commodity contracts	-	393
	11,921	12,029
Non-current assets
Property, plant and equipment	294,627	280,172
Right of use assets	1,567	1,741
	296,194	281,913

Total Assets	$308,115	$293,942
Current Liabilities
Accounts payable and other payables	$24,525	$23,183
Lease liabilities	1,335	1,419
Fair value of commodity contracts	143	-
	26,003	24,602
Non-current liabilities
Loans and borrowings	43,749	48,757
Asset retirement obligations	2,428	2,259
Deferred taxes	17,871	14,083
Lease liabilities	286	365
Fair value of commodity contracts	8	-
	64,342	65,464

Equity
Shareholders’ capital	295,898	294,300
Treasury stock	(75)	(202)
Contributed surplus	25,855	26,183
Accumulated deficit	(103,908)	(116,405)
Total Equity	217,770	203,876

Total Equity and Liabilities	$308,115	$293,942

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KOLIBRI GLOBAL ENERGY INC. CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Unaudited, expressed in Thousands of United States dollars, except per share amounts)

($000 except as noted)

	Second Quarter		First Six Months
	2026	2025	2026	2025

Oil and natural gas revenue, net	$22,542	$10,788	$42,111	$27,160
Other income	1	325	1	326
	22,543	11,113	42,112	27,486

Production and operating expenses	3,377	1,738	6,311	3,965
Depletion and depreciation expense	5,096	3,516	10,141	7,579
General and administrative expenses	1,577	1,409	3,100	2,734
Stock based compensation	928	488	1,293	725
	10,978	7,151	20,845	15,003

Finance income	2,153	540	4	512
Finance expense	(2,442)	(713)	(4,587)	(1,460)
Income tax expense	(2,806)	(936)	(4,187)	(2,917)
Net income	8,470	2,853	12,497	8,618
Basic net income per share	$0.24	0.08	$0.35	$0.24
Diluted net income per share	$0.23	0.08	$0.35	$0.24

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KOLIBRI GLOBAL ENERGY

SECOND QUARTER 2026

(Unaudited, expressed in Thousands of United States dollars, except as noted)

	Second Quarter		First Six Months
	2026	2025	2026	2025
Oil gross revenue	$25,973	$11,980	$47,817	$30,028
Gas gross revenue	11	809	1,573	2,127
NGL gross revenue	2,396	1,001	3,654	2,655
Oil and Gas gross revenue	28,380	13,790	53,044	34,810

Adjusted EBITDA(1)	16,434	7,681	31,252	20,501
Capital expenditures	21,670	16,898	23,542	26,851

Statistics:	Second Quarter		First Six Months
	2026	2025	2026	2025
Average oil production (Bopd)	3,002	2,115	3,226	2,477
Average natural gas production (mcf/d)	2,764	2,880	3,192	3,339
Average NGL production (Boepd)	1,227	625	930	612
Average production (Boepd)	4,690	3,220	4,688	3,646
Average oil price ($/bbl)	$95.08	$62.25	$81.90	$66.96
Average natural gas price ($/mcf)	$0.04	$3.09	$2.72	$3.52
Average NGL price ($/bbl)	$21.46	$17.59	$21.71	$23.95

Average price ($/boe)	$66.50	$47.06	$62.51	$52.75
Less: Royalties ($/boe)	13.68	10.25	12.88	11.59
Less: Operating expenses ($/boe)	8.90	7.15	8.45	7.11
Netback from operations(2) ($/boe)	$43.92	$29.66	$41.18	$34.05
Price adjustment from commodity contracts ($/boe)	(2.71)	0.13	(1.70)	0.06
Netback including commodity contracts(2) ($/boe)	$41.21	$29.79	$39.48	$34.11

(1)	Adjusted EBITDA is considered a non-GAAP measure. Refer to the section entitled “Non-GAAP Measures” of this earnings release.
(2)	Netback from operations and netback including commodity contracts are considered non-GAAP ratios. Refer to the section entitled “Non-GAAP Measures” of this earnings release.

The information outlined above is extracted from and should be read in conjunction with the Company’s unaudited financial statements for the three and six months ended June 30, 2026 and the related management’s discussion and analysis thereof, copies of which are available under the Company’s profile on SEDAR+ at www.sedarplus.ca.

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NON-GAAP MEASURES

Netback from operations, netback including commodity contracts and adjusted EBITDA (collectively, the “Company’s Non-GAAP Measures”) are not measures or ratios recognized under Canadian generally accepted accounting principles (“GAAP”) and do not have any standardized meanings prescribed by IFRS.

Management of the Company believes that such measures and ratios are relevant for evaluating returns on each of the Company’s projects as well as the performance of the enterprise as a whole. The Company’s Non-GAAP Measures may differ from similar computations as reported by other similar organizations and, accordingly, may not be comparable to similar non-GAAP measures and ratios as reported by such organizations. The Company’s Non-GAAP Measures should not be construed as alternatives to net income, cash flows related to operating activities, working capital or other financial measures and ratios determined in accordance with IFRS, as an indicator of the Company’s performance.

An explanation of the composition of the Company’s Non-GAAP Measures, how the Company’s Non-GAAP Measures provide useful information to an investor and the purposes for which the Company’s management uses the Non-GAAP Measures is set out in the management’s discussion and analysis under the heading “Non-GAAP Measures” which is available under the Company’s profile at www.sedarplus.ca and is incorporated by reference into this earnings release.

The following is the reconciliation of the non-GAAP ratio netback from operations to net income, which the Company considers to be the most directly comparable financial measure that is disclosed in the Company’s financial statements:

(US $000)	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Net income	8,470	2,853	12,497	8,618

Adjustments:
Income tax expense	2,806	936	4,187	2,917
Finance income	(2,153)	(540)	(4)	(512)
Finance expense	2,442	713	4,587	1,460
Share based compensation	928	488	1,293	725
General and administrative expenses	1,577	1,409	3,100	2,734
Depletion, depreciation and amortization	5,096	3,516	10,141	7,579
Other income	(1)	(325)	(1)	(326)
Operating netback	19,165	9,050	35,800	23,195

Netback from operations per BOE	43.92	29.66	41.18	34.05

The following is the reconciliation of the non-GAAP measure adjusted EBITDA to the comparable financial measures disclosed in the Company’s financial statements:

(US $000)	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Net income	8,470	2,853	12,497	8,618
Income tax expense	2,806	936	4,187	2,917
Depletion and depreciation	5,096	3,516	10,141	7,579
Accretion	63	73	130	124
Interest expense	1,225	640	2,282	1,336
Unrealized (gain) loss on commodity contracts	(2,150)	(490)	727	(455)
Share based compensation	928	488	1,293	725
Interest income	-	(8)	(2)	(16)
Other income	(1)	(325)	(1)	(326)
Foreign currency loss (gain)	(3)	(2)	(2)	(1)
Adjusted EBITDA	16,434	7,681	31,252	20,501

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Product Type Disclosure

This news release includes references to sales volumes of “oil”, “natural gas”, and “barrels of oil equivalent” or “BOEs”. “Oil” refers to light crude oil and medium crude oil combined, and “natural gas” refers to shale gas, in each case as defined by NI 51-101. Production from our wells, primarily disclosed in this news release in BOEs, consists of mainly oil and associated wet gas. The wet gas is delivered via gathering system and then pipelines to processing plants where it is treated and sold as natural gas and NGLs.

Cautionary Statements

In this news release and the Company’s other public disclosure:

(a)	The Company’s natural gas production is reported in thousands of cubic feet (“Mcfs”). The Company also uses references to barrels (“Bbls”) and barrels of oil equivalent (“Boes”) to reflect natural gas liquids and oil production and sales. Boes may be misleading, particularly if used in isolation. A Boe conversion ratio of 6 Mcf:1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.
(b)	Discounted and undiscounted net present value of future net revenues attributable to reserves do not represent fair market value.
(c)	Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. There is a 10% probability that the quantities actually recovered will equal or exceed the sum of proved plus probable plus possible reserves.
(d)	The Company discloses peak and 30-day initial production rates and other short-term production rates. Readers are cautioned that such production rates are preliminary in nature and are not necessarily indicative of long-term performance or of ultimate recovery.

Caution Regarding Forward-Looking Information

This release contains forward-looking information including information regarding the proposed timing and expected results of exploratory and development work including production from the Company’s Tishomingo field, Oklahoma acreage, projected increases in production and cash flow, adjusted EBITDA and net debt, the Company’s reserves based loan facility, including scheduled repayments, expected hedging levels and the Company’s strategy and objectives. The use of any of the words “target”, “plans”, “anticipate”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “should”, “believe” and similar expressions are intended to identify forward-looking statements.

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Such forward-looking information is based on management’s expectations and assumptions, including that the Company’s geologic and reservoir models and analysis will be validated, that indications of early results are reasonably accurate predictors of the prospectiveness of the shale intervals, that previous exploration results are indicative of future results and success, that expected production from future wells can be achieved as modeled, that declines will match the modeling, that future well production rates will be improved over existing wells, that rates of return as modeled can be achieved, that recoveries are consistent with management’s expectations, that additional wells are actually drilled and completed, that design and performance improvements will reduce development time and expense and improve productivity, that discoveries will prove to be economic, that anticipated results and estimated costs will be consistent with management’s expectations, that all required permits and approvals and the necessary labor and equipment will be obtained, provided or available, as applicable, on terms that are acceptable to the Company, when required, that no unforeseen delays, unexpected geological or other effects, equipment failures, permitting delays or labor or contract disputes are encountered, that the development plans of the Company and its co-venturers will not change, that the demand for oil and gas will be sustained or increase, that the Company will continue to be able to access sufficient capital through financings, credit facilities, farm-ins or other participation arrangements to maintain its projects, that the Company will continue in compliance with the covenants under its reserves-based loan facility and that the borrowing base will not be reduced, that funds will be available from the Company’s reserves based loan facility when required to fund planned operations, that the Company will not be adversely affected by changing government policies and regulations, social instability or other political, economic or diplomatic developments in the countries in which it operates and that global economic conditions will not deteriorate in a manner that has an adverse impact on the Company’s business and its ability to advance its business strategy.

Forward looking information involves significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: the risk that any of the assumptions on which such forward looking information is based vary or prove to be invalid, including that the Company’s geologic and reservoir models or analysis are not validated, that anticipated results and estimated costs will not be consistent with management’s expectations, the risks associated with the oil and gas industry (e.g. operational risks in development, exploration and production; delays or changes in plans with respect to exploration and development projects or capital expenditures; the uncertainty of reserve and resource estimates and projections relating to production, costs and expenses, and health, safety and environmental risks including flooding and extended interruptions due to inclement or hazardous weather), the risk of commodity price and foreign exchange rate fluctuations, risks and uncertainties associated with securing the necessary regulatory approvals and financing to proceed with continued development of the Tishomingo Field, the risk that the Company or its subsidiaries is not able for any reason to obtain and provide the information necessary to secure required approvals or that required regulatory approvals are otherwise not available when required, that unexpected geological results are encountered, that completion techniques require further optimization, that production rates do not match the Company’s assumptions, that very low or no production rates are achieved, that the Company will cease to be in compliance with the covenants under its reserves-based loan facility and be required to repay outstanding amounts or that the borrowing base will be reduced pursuant to a borrowing base re-determination and the Company will be required to repay the resulting shortfall, that the Company is unable to access required capital, that funding is not available from the Company’s reserves based loan facility at the times or in the amounts required for planned operations, that occurrences such as those that are assumed will not occur, do in fact occur, and those conditions that are assumed will continue or improve, do not continue or improve and the other risks identified in the Company’s most recent Annual Information Form under the “Risk Factors” section, the Company’s most recent management’s discussion and analysis and the Company’s other public disclosure, available under the Company’s profile on SEDAR at www.sedarplus.ca.

Although the Company has attempted to take into account important factors that could cause actual costs or results to differ materially, there may be other factors that cause actual results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. The forward-looking information included in this release is expressly qualified in its entirety by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking information. The Company undertakes no obligation to update these forward-looking statements, other than as required by applicable law.

About Kolibri Global Energy Inc.

Kolibri Global Energy Inc. is a North American energy company focused on finding and exploiting energy projects in oil and gas. Through various subsidiaries, the Company owns and operates energy properties in the United States. The Company continues to utilize its technical and operational expertise to identify and acquire additional projects in oil, gas and clean and sustainable energy. The Company’s shares are traded on the Toronto Stock Exchange under the stock symbol KEI and on the NASDAQ under the stock symbol KGEI.

For further information, contact:

Wolf E. Regener, President and Chief Executive Officer +1 (805) 484-3613

Email: investorrelations@kolibrienergy.com

Website: www.kolibrienergy.com